UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number 001-12658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

ALBEMARLE CORPORATION SAVINGS PLAN

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albemarle Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 27, 2011

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

(in US dollars)

	2010			2009
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total

Assets:
Investments, at fair value	$353,710,719	$151,958,949	$505,669,668	$311,288,177	$104,592,785	$415,880,962
Receivables:
Employer contributions	29,342	72,936	102,278	25,185	58,373	83,558
Employee contributions	135,112	—	135,112	111,240	—	111,240
Dividends and interest	147,787	—	147,787	147,486	—	147,486
Notes receivable from participants	7,403,039	—	7,403,039	6,578,565	—	6,578,565

Net assets at fair value	361,425,999	152,031,885	513,457,884	318,150,653	104,651,158	422,801,811

Adjustment from fair value to contract value for fully benefit- responsive investments contracts	—	—	—	4,901,944	—	4,901,944

Net assets available for benefits	$361,425,999	$152,031,885	$513,457,884	$323,052,597	$104,651,158	$427,703,755

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year ended December 31, 2010

(in US dollars)

	Participant Directed	Nonparticipant Directed	Total

Additions:
Employee contributions	$16,257,962	$—	$16,257,962
Employer contributions	3,855,296	8,374,824	12,230,120

Dividends and interest	6,454,409	1,557,888	8,012,297
Net appreciation in fair value of investments	50,450,060	54,591,305	105,041,365

Subtotal of investment income	56,904,469	56,149,193	113,053,662

Interest income on notes receivable from participants	395,246	—	395,246

Total additions	77,412,973	64,524,017	141,936,990

Deductions:
Benefit payments	(47,105,761)	(8,900,941)	(56,006,702)
Administrative expenses	(121,508)	(54,651)	(176,159)

Total deductions	(47,227,269)	(8,955,592)	(56,182,861)

Transfers	8,187,698	(8,187,698)	—

Net increase	38,373,402	47,380,727	85,754,129

Net assets available for benefits, beginning of year	323,052,597	104,651,158	427,703,755

Net assets available for benefits, end of year	$361,425,999	$152,031,885	$513,457,884

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.	General and Eligibility: The Albemarle Corporation Savings Plan (the “Plan”) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Bank of America, N.A. (“Bank of America”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a member of the Plan on their date of employment as a regular employee of Albemarle Corporation (the “Company” or “Albemarle”). Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Company at 451 Florida Street, Baton Rouge, Louisiana 70801.

b.	Contributions: Non-highly compensated participants can make a pre-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifty percent (50%) of base pay. Albemarle matches 100% of the participant’s pre-tax contribution up to a maximum of 5% of the participant’s base pay. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund (“Albemarle Stock Fund”), which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2010 catch-up provision allows eligible participants to make an additional pre-tax or after-tax contribution of 1% to 50% of their salary up to an annual maximum of $5,500. Such additional contribution does not qualify for matching contributions from the Company.

The Plan was amended on March 15, 2004, effective as of April 1, 2004, to allow the Company to make additional contributions (“pension contributions”) to accounts of participants hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The pension contribution made in cash by the Company is equal to 5% of these participants’ base pay, 6% for those who have at least 10 but fewer than 20 years of service measured from their service date, or 7% for those who have at least 20 years of service measured from their service date. The participant may direct the investment of the Company pension contributions into the Plan. Effective December 1, 2010, the Plan was further amended to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on and after January 1, 2012, provided they meet certain eligibility requirements.

Effective January 2, 2008, the Plan allows participants to make Roth 401(k) contributions, whereas the Plan previously only allowed traditional 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from after-tax savings that will be tax-free at the time of distribution. Participants are allowed to elect both traditional 401(k) and Roth 401(k) contributions into the Plan. However, the total of the traditional 401(k) and Roth 401(k) contributions are not allowed to exceed the maximum contribution set for the Plan each year. Consistent with the traditional 401(k) contribution election, the Roth 401(k) contributions may be invested in any of the sixteen active funds.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

c.	Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

d.	Vesting: Participant contributions plus actual earnings thereon are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan.

e.	Investment options: The Plan consists of sixteen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation. Effective April 1, 2010, the Plan allows participants to invest in the following new options: the Merrill Lynch Retirement Bank Account, the Lazard Emerging Markets Fund and the Western Asset Inflation Indexed Plus Bond Portfolio.

Participants currently in the Plan may direct the investments of their account to any of the sixteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. The portion of the Albemarle Stock Fund which has been contributed by the Company is reported as nonparticipant directed until transferred by the participant.

f.	Participant loans: Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s nonforfeitable account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years. The interest rate as of both December 31, 2010 and 2009 was 4.25%. Principal and interest is paid ratably through payroll deductions. The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

g.	Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in the Albemarle Stock Fund, the participant can receive the distribution in either cash or Albemarle stock. The Plan requires automatic payment when a participant terminates employment and has benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their election. Absent such election, the amounts will remain in the Plan.

h.	Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2010, $68,087 of forfeitures were used to reduce required Company contributions. As of December 31, 2010, there were $11,820 in forfeitures remaining from 2010, which may be used as a reduction of required Company contributions for the 2011 plan year.

i.	ESOP: Effective December 14, 2001, investments in the Albemarle Stock Fund, which are allocated to participants’ accounts, constitute an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to their accounts, distributed directly to them or reinvested. Distributions of dividends are included in Benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $56,000 and $61,000 in 2010 and 2009, respectively.

Effective April 1, 2007, participants who have been employed by the Company prior to April 1, 2004 have the right to diversify the nonparticipant-directed portion of the Albemarle Stock Fund. For any new participants hired on or after April 1, 2004, the nonparticipant-directed portion of the Albemarle Stock Fund will become unrestricted on the third anniversary of their date of hire. However, contributions will remain as nonparticipant-directed until the participant elects to transfer the funds.

2.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

New Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance that requires additional disclosures about fair value measurements and provides clarification of existing disclosures. The new guidance which provides for, among other things, disclosure of significant transfers in and out of Level 1 and Level 2 measurements, was adopted by the Plan for the year ended December 31, 2010. As this guidance only requires additional disclosures, the adoption of the guidance did not have a material impact to the Plan’s financial statements. Refer to Note 6 for these disclosures.

In September 2010, the FASB issued authoritative guidance on how loans to participants should be classified and measured by defined contribution pension plans. This guidance, which became effective for the Plan’s fiscal year ended December 31, 2010, requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments, and measured at their unpaid balance plus any accrued but unpaid interest. Retrospective application of this new guidance resulted in a reclassification of Participant loans totaling $6,578,565 from Investments to Receivables on the Statement of Net Assets Available for Benefits at December 31, 2009.

In May 2011, the FASB issued additional authoritative guidance relating to fair value measurement and disclosure requirements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The provisions of this guidance are not expected to have a material effect on the financial statements of the Plan.

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	•	Fair value based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds	•	Net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets. There are no restrictions on redemptions of this investment.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Equity Index Trust (common/collective trust)	•	Fair value based on the relative interest of each participating investor in the fair value of the underlying assets of the common collective trust. Trust investments are intended to mirror indices such as the Standard & Poor’s 500 Composite Stock Price Index. There are no restrictions on redemptions of this investment.

Retirement Preservation Trust (common/collective trust)	•	December 31, 2010 – valued at cost which approximates fair value.

	•	December 31, 2009 – net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”). However, the fair value of the fund is also presented. The fair value of the investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Money market instruments and U.S. Government agency obligations are valued at amortized cost, which approximates fair value. There are no participant restrictions on redemptions of this investment. See Note 3 for additional details about this investment.

Money Market Funds	•	valued at cost which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid.

Administrative Expenses:

Administrative expenses associated with operating and managing the Plan are paid by the Company based on decisions by the Plan administrator and his or her designees. The investment management fees are paid by the Plan.

3.	Investments:

The following table presents investments at fair value held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2010		2009

Albemarle Stock Fund	$210,835,890	*	$160,562,508	*
Merrill Lynch Retirement Preservation Trust**	77,141,834		66,140,725
Merrill Lynch Equity Index Trust XIII	30,638,277		29,425,019
PIMCO Total Return Port. Inst. Fund	37,156,257		30,501,369

*	Nonparticipant-directed investments total $151,958,949 and $104,592,785 for 2010 and 2009, respectively.
**	As of October 7, 2010, the Retirement Preservation Trust (the “Trust”) changed from a stable value fund to a short-term bond fund. The Trust’s wrap contracts were eliminated and the investment valuation changed from contract value to fair value accounting. The Trust terminated operations on February 28, 2011 and was liquidated on March 1, 2011 through an in-kind distribution to unitholders. All Trust units were redeemed or exchanged at the net asset value per unit of $1.00. As of February 18, 2011, the Trust is no longer available to plan participants as an investment option.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $105,041,365 as follows:

Common stocks	$83,527,575
Mutual funds	17,455,790
Common / Collective trusts	4,058,000

$105,041,365

4.	Federal Income Taxes:

The Plan has received a favorable determination letter dated, February 28, 2003, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has since been amended and restated and an updated determination letter was requested on February 2, 2009. The updated determination letter is still pending; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code. No provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$210,835,890	$—	$—	$210,835,890
Mutual funds – large cap	44,691,982	—	—	44,691,982
Mutual funds – fixed income	39,414,580	—	—	39,414,580
Mutual funds – international equity	30,358,593	—	—	30,358,593
Mutual funds – balanced fund	19,792,265	—	—	19,792,265
Mutual funds – small cap	25,546,763	—	—	25,546,763
Mutual funds – mid cap	17,133,607	—	—	17,133,607
Common stocks	7,486,703	—	—	7,486,703
Retirement Preservation Trust	—	77,141,834	—	77,141,834
Equity Index Trust	—	30,638,277	—	30,638,277
Money market funds	2,629,174	—	—	2,629,174

Total Investments at fair value	$397,889,557	$107,780,111	$—	$505,669,668

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$160,562,508	$—	$—	$160,562,508
Mutual funds – large cap	40,806,350	—	—	40,806,350
Mutual funds – fixed income	30,501,369	—	—	30,501,369
Mutual funds – international equity	25,538,274	—	—	25,538,274
Mutual funds – balanced fund	19,307,406	—	—	19,307,406
Mutual funds – small cap	19,250,705	—	—	19,250,705
Mutual funds – mid cap	12,626,698	—	—	12,626,698
Common stocks	11,566,508	—	—	11,566,508
Retirement Preservation Trust	—	66,140,725	—	66,140,725
Equity Index Trust	—	29,425,019	—	29,425,019
Money market funds	155,400	—	—	155,400

Total investments at fair value	$320,315,218	$95,565,744	$—	$415,880,962

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 2 for a description of the valuation methodologies for assets measured at fair value.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	Party-in-Interest Transactions:

The applicable fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

Certain Plan investments are managed by Bank of America, the Trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust XIII, Merrill Lynch Retirement Bank Account and Merrill Lynch Retirement Preservation Trust. For the year ended December 31, 2010, purchases and sales of these investments were as follows:

	Purchases		Sales
	Shares	Amount	Shares	Amount
Merrill Lynch Equity Index Trust XIII	305,630	$3,116,214	587,668	$5,960,955

Merrill Lynch Retirement Bank Account	3,999,669	$3,999,669	1,881,546	$1,881,546

Merrill Lynch Retirement Preservation Trust	41,773,832	$41,781,536	35,674,667	$35,674,770

Participants also have the option of investing in the Albemarle Stock Fund. Purchases of 634,537 shares of the Albemarle Stock Fund totaled $27,676,098 for the year ended December 31, 2010. Distributions made in and sales of 807,409 shares of the Albemarle Stock Fund totaled $35,958,121 for the year ended December 31, 2010.

These transactions qualify as exempt party-in-interest transactions under ERISA.

8.	Unallocated Assets:

Unallocated assets at December 31, 2010 and 2009 were $384,094 and $331,253, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in the Statements of Net Assets Available for Benefits as Investments.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, respectively, to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$513,457,884	$427,703,755
Adjustment from contract value to fair value for fully benefit responsive investment contracts	—	(4,901,944)
Amounts allocated to withdrawing participants	(242,832)	(102,685)

Net assets available for benefits per the Form 5500	$513,215,052	$422,699,126

The following is a reconciliation of total income per the financial statements for the year ended December 31, 2010 to the Form 5500:

Total income per the financial statements	$113,448,908
Add: Adjustment from contract value to fair value for fully benefit responsive investment contracts	4,901,944

Total income per the Form 5500	$118,350,852

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Benefits paid to participants per the financial statements	$56,006,702
Add: Amounts currently payable at December 31, 2010	242,832
Less: Amounts payable at December 31, 2009	(102,685)

Benefits paid to participants per the Form 5500	$56,146,849

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Events:

Effective February 18, 2011:

a.	The Retirement Preservation Trust was removed from the Plan.

b.	The Invesco Stable Value Retirement Fund was added to the Plan. Any investments in the Retirement Preservation Trust were transferred to the Invesco Stable Value Retirement Fund.

c.	The Plan’s default investment option changed from the Retirement Preservation Trust to the Oakmark Equity & Income Fund.

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity	Description	Cost*	Fair
				Value

**	Merrill Lynch Retirement Preservation Trust	Short-term bond fund	$—	$77,141,834

**	Merrill Lynch Retirement Bank Account	Interest-bearing, money market deposit account	—	2,118,123
	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	37,156,257
	Western Asset Infl. Index Bond Fund	Mutual fund	—	2,258,323

**	Merrill Lynch Equity Index Trust XIII	Collective trust indexed to the S&P 500 Index	—	30,638,277
	Davis New York Venture Fund, Inc.	Mutual fund	—	19,544,517
	Franklin Small-Mid Cap Growth Fund	Mutual fund	—	17,133,607
	Templeton Foreign Fund	Mutual fund	—	10,638,980
	Oppenheimer Capital Appreciation Fund	Mutual fund	—	4,129,028
	Oppenheimer International Fund	Mutual fund	—	15,998,930
	The Oakmark Equity & Income Fund	Mutual fund	—	19,792,265
	Lord Abbett Small Cap Value Fund	Mutual fund	—	25,546,763
	American Growth Fund of America Fund	Mutual fund	—	13,841,482
	Invesco Van Kampen Growth & Income Fund	Mutual fund	—	7,176,955
	Lazard Emerging Markets Fund	Mutual fund	—	3,720,683

**	Albemarle Stock Fund	$.01 par value, 3,779,775 shares	87,470,519	210,835,890
	NewMarket Common Stock Fund	$1.00 par value, 51,369 shares	—	6,337,382
	Tredegar Corporation Common Stock Fund	No par value, 59,304 shares	—	1,149,321
	CMA Money Fund	Cash-interest bearing – short term money market investments	—	511,051

	Total plan investments			$505,669,668

**	Notes receivable from participants	Terms from 1- 30 years with interest rates from 4.25% to 9.5%		$7,403,039

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION SAVINGS PLAN

BY:	/s/ Scott A. Tozier
Scott A. Tozier
Chairman of the Benefit Plans Investment Committee

Dated: June 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm